SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-27481

                           NOTIFICATION OF LATE FILING
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
      (Check One):         [  ] Form 10-K   [  ] Form 11-K    [ X ] Form 10-Q           [  ] Form N-SAR
For Period Ended: June 30, 2000
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[ ] Transition Report on Form 10-K                                     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F                                     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:
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      Read attached  instruction  sheet before  preparing form.  Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant  USA Digital, Inc.
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Former name if applicable
                         ------------------------------------------------------
Address of principal executive office (Street and number
                                             100 West Lucerne Circle, Suite 600
                                             ----------------------------------
City, State and Zip Code Orlando, Florida 32801
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                        PART II. RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |   (a) The reasons  described  in  reasonable  detail in Part III of this
      |   form could not be eliminated without unreasonable effort or expense;
      |
      |
      | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
/X/   |   filed on or before the 15th calendar day following the  prescribed due
      | date; or the subject quarterly report or transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
      |   day following the prescribed due date; and
      |
      |   (c) The  accountant's  statement  or other  exhibit  required  by Rule
      |   12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant has encountered unanticipated delays in compiling and consolidating the financial information from its subsidiaries necessary to complete the financial statements for its Quarterly Report on Form 10-QSB.

      As a result of the foregoing unusual circumstances and in the interest of full and accurate disclosure to the Commission and to current stockholders and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-QSB filing. The Registrant anticipates that the filing will be made as required under Rule 12b-25(b)(2)(ii).

                           PART IV. OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification
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
   Mark D. Cobb, President                               (813)       230-9100
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       (Name)                                         (Area code) (Telephone number)
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(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                   [X]      Yes      [  ]    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [   ]    Yes      [X]     No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                USA Digital, Inc.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  USA DIGITAL, INC.



Date:  August 10, 2000                             By:        /s/  Mark D. Cobb
     -----------------                                 -------------------------
                                                       Mark D. Cobb
                                                       President

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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